FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number   0-20588

 Newmont Yandal Operations Limited
 (f/k/a Normandy Yandal Operations Limited)
Translation of registrant's name into English

 100 Hutt Street, Adelaide 5000, South Australia, Australia
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]                 Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes            [   ]         No         [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 This Form 6-K contains information from the Quarterly Report on Form 10-Q of Newmont Mining Corporation, a Delaware corporation ("Newmont") and the ultimate parent of Newmont Yandal Operations Limited (f/k/a Normandy Yandal Operations Limited), an Australian corporation (the "Company"), for Newmont's third fiscal quarter of 2002, as filed with the Securities and Exchange Commission, relating to the hedging obligations of the Company.

Newmont Yandal Operations

Limited

ABN 30 007 066 766

100 Hutt Street, Adelaide 5000

South Australia, Australia

Telephone +61 8 8303 1700

Facsimile +61 8 8303 1900

www.nemont.com

NEWMONT YANDAL OPERATIONS LIMITED

REPORT ON HEDGING 15 November 2002

As of 30 September 2002, the mark-to-market valuation of the Company's gold hedge book was $(282) million (negative two hundred eighty-two million dollars).

For further information, please contact:

Nicola Frazer, Manager - Investor Relations

Telephone: +61 8 8303 1756 Facsimile: +61 8 8303 1904

E-mail: investor@newmont.com.au Web site: www.newmont.com.au

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      NEWMONT YANDAL OPERATIONS LIMITED

      (Registrant)

      By: /s/ Kenneth G. Williams

      Name: Kenneth G. Williams

      Title:   Director

Dated: 15  November, 2002